SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

                     For the fiscal year ended December 31, 2000.

/  /                  TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                      For the transaction period from ________________ to _______________.

Commission file number:  333-28733

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
  (for Non-Bargaining Unit Employees)

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Hudson United Bancorp
  1000 MacArthur Boulevard
  Mahwah, New Jersey 07430

Required Information

Item 4

     In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 1999 and December 31, 2000.

Exhibits

           23      Independent Accountants' Consent

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on June 29, 2001.

                                                                                         HUDSON UNITED BANCORP SAVINGS
                                                                                          AND INVESTMENT PLAN
                                                                                          (for Non-Bargaining Unit Employees)

                                                                                          By:  D.Lynn Van Borkulo-Nuzzo______
                                                                                           Name:  D. Lynn Van Borkulo-Nuzzo
                                                                                               Title:  Plan Administrator

EXHIBIT

Hudson United Bancorp Savings and Investment Plan

For Non-Bargaining Unit Employees

Financial Statements As Of December 31, 2000 and 1999

Together With

Auditors' Reports

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLANFOR
NON-BARGAINING UNIT EMPLOYEES

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trust Committee of Hudson United Bancorp:

We have audited the accompanying statements of net assets applicable to participants’ equity of the Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants’ equity with fund information for the year ended December 31, 2000. These financial statements and schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants’ equity of the Plan as of December 31, 2000 and 1999, and the changes in net assets applicable to participants’ equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets applicable to participants’ equity with fund information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants’ equity with fund information for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roseland, New Jersey
June 13, 2001

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN  FOR NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 2000 AND 1999

                                                                         2000              1999
                                                                         ----              ----
CASH AND SHORT-TERM INVESTMENTS, at cost, which approximates
  fair market value                                                  $     21,697    $    (26,779)

INVESTMENTS, AT FAIR MARKET VALUE:
  Mutual funds                                                         15,495,340      14,301,108
Common stock of Hudson United Bancorp                                  10,737,797       9,666,689

PARTICIPANT LOANS RECEIVABLE                                              388,420         223,310
                                                                     ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                        $ 26,643,254    $ 24,164,328
                                                                     ============    ============

The accompanying notes to financial statements are an integral part of these statements.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN  FOR NON-BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                                   Federated Securities
                                                                                            Corp
                                                                                   --------------------
                                                                                        Intermediate
                                                                       Employer Stock    Government                     Growth
                                                                            Fund           Trust      Stock Trust   Strategies Fund
                                                                      ---------------  -------------- -----------   ----------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year .    $ 9,632,793      $1,047,768      $2,831,818      $3,218,894

ADDITIONS (DEDUCTIONS):
Contributions-
Employees ........................................................        522,642          87,931         332,891         511,279
Employer .........................................................      1,797,098            --              --              --
Rollovers ........................................................         40,284           2,087           5,778           4,342
Transfers to (from) funds ........................................       (444,412)       (134,878)       (345,771)        163,271
Net activity relating to loan activity ...........................        (57,824)         (8,421)         (4,170)        (32,696)
Net realized/unrealized appreciation (depreciation) of investments       (530,554)         83,328          44,466        (622,671)
Distributions.....................................................     (1,970,395)       (136,873)       (405,513)       (344,824)
Balances rolled over from plans of acquired institutions .........      1,916,661          14,603          23,593          25,052
                                                                      -----------      ----------      ----------      ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year .......    $10,906,293      $  955,545      $2,483,092      $2,922,647
                                                                      ===========      ==========      ==========      ==========

                                                                                        Short-Term
                                                                       Stock and        Government      Large Cap
                                                                       Bond Trust         Trust        Growth Fund    Max Cap Fund
                                                                       ----------      ----------      ----------     -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year .     $1,184,543      $6,089,302      $   50,454     $    38,480

ADDITIONS (DEDUCTIONS):
Contributions-
Employees ........................................................        160,641       1,447,164          99,257         137,919
Employer .........................................................           --              --              --              --
Rollovers ........................................................          1,197         140,286            --              --
Transfers to (from) funds ........................................         29,987            (936)        301,582         173,167
Net activity relating to loan activity............................         (6,462)        (61,696)          1,507          (1,093)
Net realized/unrealized appreciation (depreciation) of investments         57,919         526,470        (104,030)        (21,162)
Distributions.....................................................       (105,307)     (1,428,354)        (32,245)        (40,857)
Balances rolled over from plans of acquired institutions .........          7,463         359,792          20,726          37,837
                                                                       ----------      ----------      ----------     -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year .......     $1,329,981      $7,072,028      $  337,251      $  324,291
                                                                       ==========      ==========      ==========      ==========

                                                                     International
                                                                         Small
                                                                     Company Fund      Total
                                                                     ------------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year .   $     70,276   $24,164,328

ADDITIONS (DEDUCTIONS):
Contributions-
Employees ........................................................        131,613     3,431,337
Employer .........................................................           --       1,797,098
Rollovers ........................................................           --         193,974
Transfers to (from) funds ........................................        257,990           --
Net activity relating to loan activity............................         (2,704)     (173,559)
Net realized/unrealized appreciation (depreciation) of investments       (131,731)     (697,965)
Distributions.....................................................        (37,073)   (4,501,441)
Balances rolled over from plans of acquired institutions .........         23,755     2,429,482
                                                                     ------------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year .......   $    312,126  $ 26,643,254
                                                                     ============  ============

The accompanying notes to financial statements are an integral part of this statement.

1.   DESCRIPTION OF THE PLAN
     -----------------------

The Hudson United Bancorp  Savings and Investment Plan for  Non-Bargaining  Unit
Employees   (the   "Plan")  is  a  defined   contribution   plan   covering  all
non-bargaining   unit  employees  of  Hudson  United  Bancorp  (the  "Company").
Employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month  period and  attainment of age 21. The Plan is subject to the  provisions  of the  Employee  Retirement  Income  Security  Act of  1974
(ERISA).

Plan  participants  may make a basic  contribution  of 2% to 12% of their annual compensation,  as defined,  and voluntary after tax  contributions.  The Company contributes  75% of each  employee's  basic  contribution  to a maximum of 6% of eligible compensation.  All employer contributions are allocated to the Employer
Stock Fund.

All   participants   are   immediately  and  fully  vested  in  all  participant
contributions  and the assets derived from their  investment.  Employees  become fully  vested  in  Company  contributions  and the  assets  derived  from  their investment in the event of any one of the following:  attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Employer contributions vest as follows-

             -  Up to 2 years of service = 0% vesting

             -  After 2 years of service = 25% vesting

             -  After 3 years of service = 50% vesting

             -  After 4 years of service = 75% vesting

After 5 years of service = 100% vesting

Forfeitures of nonvested  Company  contributions  for  participants  are used to reduce Company matching contributions to the Plan.

Under the  provisions of the Plan,  participating  employees may elect to invest their contributions in the following nine investment funds-

Employer Stock Fund              Established to invest in the common stock of
                                 Hudson United Bancorp.

Federated Stock Trust            Invests in a portfolio of common stocks with an
                                 an emphasis on large capitalized companies.

Federated Growth Strategies      Invests in common stock of companies with
 Fund                            prospects for above average growth.

Federated Stock and Bond         Invests a balanced portfolio of high quality
 Trust                           common stocks, United States Government Agency
                                 Securities and corporate bonds rated "A" or
                                 better.

Federated Intermediate           Invests in United States Government Agency
 Government Trust                Securities that generally mature within five
                                 years from the date of purchase.

Federated Short Term             Established to invest in short-term U. S.
 Government Trust                Treasury and other securities issued or
                                 guaranteed by the U. S. government or
                                 its agencies.

Federated Large Cap              The Fund seeks capital appreciation by
 Growth Fund                     investing primarily in large, well-established
                                 companies.

Federated Max Cap Fund           The Fund seeks to achieve a total return
                                 similar to the S&P 500 stock index.

Federated International          The Fund seeks long-term capital appreciation
 Small Company Fund              by investing in equity securities of small cap
                                 companies.

Pursuant to a Plan  provision,  upon  termination of employment,  or if prior to termination  upon  approval of the Plan  administrator,  employees may receive a lump sum payment equal to the value of their account  unless  another  method of payment has been  selected  and agreed to by the  Employee  Benefits  Committee.
Benefit  payments  are  distributed  in cash to employees  participating  in the
Federated Income Funds.  Benefit payments are distributed to participants in the
Employer  Stock  Fund in the  form of the  Company's  stock,  unless  there  are fractional shares which are distributed in cash.

Effective  January 1, 1999,  the defined  savings plan for employees of The Dime
Savings Bank of Wallingford, an institution acquired by the Company in 1998, was merged with the Plan.  Effective  January 1, 1999, the employee stock  ownership plan for  employees of The Bank of the Hudson,  an  institution  acquired by the
Company in 1998, was merged with the Plan.  Effective  April 1, 1999, the 401(k)
savings plan for employees of Middletown Savings Bancorp ("MSB"), an institution acquired by the Company during 1998, was merged with the Plan.  Effective  April
1,  1999,  the  401(k)  plan  for  employees  of  Community  National  Bank,  an institution  acquired  by the  Company  during  1998,  was merged with the Plan.
Effective  December  31,  1999,  the 401(k)  plan for  employees  of the Bank of
Southington, an institution acquired by the Company during 1998, was merged with the Plan.  Effective  December 31, 1999, the Hudson United  Bancorp  Savings and
Investment Plan for Bargaining Unit Employees was merged with the Plan.

Effective  July 1, 2000,  the  savings  and  investment  plan for  employees  of
Security National Bank and Trust Company, an institution acquired by the Company in 1998,  was merged with the Plan.  Effective  July 13,  2000,  the savings and investment  plan for  employees of The Farmers and  Merchants  National  Bank of
Bridgeton,  an institution acquired in 1999, was merged with the Plan. Effective
August 5, 2000,  the  employee  stock  ownership  plan for  employees of MSB was merged with the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

The  accounting  records of the Plan are  maintained  on the  accrual  basis and investment transactions are recorded on a settlement date basis.

Investments  are stated at their  aggregate  fair  value.  Securities  which are traded on a national  securities  exchange are valued at the last reported sales price on the last  business day of the Plan year.  Investment  transactions  are recorded on as  settlement  date basis.  The market  value of the  participation units  in the  Federated  funds  is based  on  quoted  market  value on the last business day of the Plan year.  Expenses  related to the  administration  of the
Plan are paid for by the Company.

The change in the difference  between the fair value and the cost of investments
is  reflected  in  the  statement  of  changes  in  net  assets   applicable  to
participants' equity with fund information as net appreciation (depreciation) of investments,  along with gains or losses  realized  on the sale of  investments, which are determined using a specific identification basis.

3.   INVESTMENTS
     -----------

The Plan's  investments  are held by Hudson  United  Bank (a  subsidiary  of the
Company) and Federated Securities Corp.

The fair value of individual investments that represent 5% or more of the Plan's year-end net assets are as follows-

                                                    2000              1999
                                                    ----              ----
Hudson United Bancorp common stock               $10,737,797       $ 9,666,689

Federated Short Term Government Trust
                                                   6,940,134         6,097,003
Federated Stock Trust
                                                   2,485,124         2,781,242
Federated Growth Strategies Fund
                                                   2,822,520         3,102,591
Federated Stock and Bond Trust                     1,326,384                -

4.    TRANSACTIONS WITH PARTIES IN INTEREST
      -------------------------------------

At December  31,  2000 and 1999,  the Plan held  512,850  and 378,159  shares of common stock, respectively,  of the Company with a fair value of $10,737,797 and
$9,666,689,  respectively.  The shares  were  originally  acquired  at a cost of
$6,867,674 and  $5,624,891,  respectively.  Dividend income from this investment was  $580,717  and  $547,401  for the years  ended  December  31, 2000 and 1999, respectively.

5.   INCOME TAX STATUS
     -----------------

The Plan has received a favorable determination letter dated April 6, 1995, from the Internal  Revenue Service  indicating that the Plan is a qualified trust and exempt  from  Federal  income  taxes  under  Sections  401(a)  and 401(k) of the
Internal  Revenue Code  ("IRC").  The Plan is required to operate in  conformity with the IRC to maintain its  qualification.  The Plan Sponsor believes that the
Plan is currently  designed and being operated in compliance with the applicable requirements of the IRC. Accordingly,  no provision for Federal income taxes has been provided in the accompanying financial statements.

Employees  participating  in the Plan are not  subject to Federal  income tax on amounts  contributed  until such time that their  participating  interest in the
Plan is distributed to them.

6.    PLAN TERMINATION
      ----------------

Although  Hudson  United  Bancorp has not  expressed any intent to do so, Hudson
United Bancorp has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN                                                           SCHEDULE I
FOR NON-BARGAINING UNIT EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
EMPLOYER IDENTIFICATION NUMBER 22-2405746
PLAN #003

                                                (c) Description of Investment Including
                                                Maturity Date, Rate of Interest, Par or                       (e) Current
    (a)           (b) Identity of Issuer                   Maturity Value                       (d) Cost            Value
    ---           ----------------------        ---------------------------------------         --------       ----------
              MUTUAL FUNDS:
              Federated Securities Corp.        6,940,134 units of Federated Short Term
                                                  Government Trust                             $  6,940,134       $  6,940,134

              Federated Securities Corp.        85,402 units of Federated Growth
                                                  Strategies Fund                                 2,840,327          2,822,520

              Federated Securities Corp.        73,156 units of Federated Stock Trust             2,655,344          2,485,124

              Federated Securities Corp.        72,758 units of Federated Stock and
                                                  Bond Trust                                      1,350,034          1,326,384

              Federated Securities Corp.        87,945 units of Federated
                                                  Intermediate Government Trust                     920,992            947,166

              Federated Securities Corp.        28,387 units of Federated Large Cap
                                                  Growth Fund                                       427,547            337,519

              Federated Securities Corp.        12,117 units of Federated Max Cap Fund              345,646            324,242

              Federated Securities Corp.        12,140 units of Federated International
                                                   Small Company Fund                               413,178            312,251
                                                                                                 ----------         ----------
                                                                                                 15,893,202         15,495,340
                                                                                                 ----------         ----------
              COMMON STOCK:
 *            Hudson United Bancorp             512,850 shares common stock                       6,867,674         10,737,797
                                                                                                 ----------         ----------
              PARTICIPANT LOANS                 Interest rates range from 7.75% to 8.5%
                                                   and loans mature through 12/1/03                 388,420            388,420
                                                                                               $ 23,149,296      $  26,621,557
                                                                                               ============      =============

*Denotes party-in interest

The accompanying notes to financial statements are an integral part of this schedule.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN                                                                  SCHEDULE II
FOR NON-BARGAINING UNIT EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 2000
EMPLOYER IDENTIFICATION NUMBER 22-2405746
PLAN #003

                                                                                                       Number of    (c) Purchase
(a) Identify of Party Involved           (b) Description of Asset                                    Transactions        Price
------------------------------           ------------------------                                    ------------    ------------

Hudson United Bancorp                    245,549 shares of Hudson United Bancorp Common Stock             38        $ 4,481,234

Federated Securities Corp.               3,289,217 units of Federated Short-Term Government Trust         95          3,289,217

Hudson United Bancorp                    113,896 shares of Hudson United Bancorp Common Stock            107                --

Federated Securities Corp.               2,684,398 units of Federated Short-Term Government Trust        154                --

Federated Securities Corp.               30,664 units of Federated Growth Strategies Fund                121          1,293,900

                                                                                (f) Current Value
                                        (d) Selling       (e) Cost of                of Asset on
                                             Price             Asset              Transaction Date       (g) Net Loss
                                        -----------       ------------           -----------------       ------------
Hudson United Bancorp                    $      --        $  4,481,234           $  4,481,234            $        --

Federated Securities Corp.                      --           3,289,217              3,289,217                     --

Hudson United Bancorp                     2,517,367          2,911,248              2,517,367                (393,881)

Federated Securities Corp.                2,684,398          2,684,398              2,684,398                     --

Federated Securities Corp.                      --           1,293,900              1,293,900                     --

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.

The accompanying notes to financial statements are an integral part of this schedule.